Exhibit 99.50

NEWS RELEASE	May 16, 2005

ACCLAIM ENERGY TRUST ANNOUNCES RESULTS OF ANNUAL

MEETING AND BOARD AND EXECUTIVE APPOINTMENTS

CALGARY, ALBERTA (AE.UN – TSX) – Acclaim Energy Trust is pleased to announce that its annual and special meeting of shareholders was held in Calgary on Thursday, May 12, 2005.

Shareholders approved the appointment of 8 directors, 7 of whom are “independent” and “unrelated” under applicable regulatory guidelines. Two new directors were elected, Daryl Gilbert, P.Eng, former President and CEO of Gilbert Laustsen Jung Associates Ltd., a petroleum engineering firm, and Murray Frame, Chairman and CEO of Canoil Inc., an executive with over 32 years of experience in the oil and gas sector. Messrs, Gilbert and Frame replace Frank King and Carl Smith who retired this year and are sincerely thanked for their valuable contribution to Acclaim over the years.

Shareholders also approved the reappointment of Deloitte and Touche LLP as Auditors and Computershare Trust Company of Canada as Trustee.

Resolutions approving amendments to Acclaim’s employee unit ownership plan and unit award incentive plan and amendments to Acclaim’s trust indenture to revise the residency restrictions were also passed.

An archive of CEO Paul Charron’s “President’s Presentation” from the meeting is available for replay at www.acclaimtrust.com.

Acclaim is also pleased to announce two additions to its senior management team. Mr. Brian D. Evans, LLB has joined Acclaim as VP, General Counsel and Secretary and Mr. Wesley R. Morningstar has beenpromoted to VP, Exploitation, with responsibility for geology, geophysics and engineering. Mr. Evans joined Acclaim from Burnet, Duckworth & Palmer LLP where he worked with Acclaim on numerous transactions. Mr. Morningstar, a geologist, has been with Acclaim since October 2002 and prior theretowas with Ketch Energy.

Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, traded on the Toronto Stock Exchange. With an enterprise value of $1.8 billion, the Trust is through its subsidiaries engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com

FOR FURTHER INFORMATION PLEASE CONTACT:

Kerklan (Kerk) Hilton

Director, Investor Relations

(403) 539-6343

1-877-539-6300

info@acclaimtrust.com

www.acclaimtrust.com

ADVISORY: Certain information regarding Acclaim Energy Trust including management’s assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, taxation estimates, environmental risks, changes to government policy, competition from other producers and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.